

November 10, 2021

Megan Clarken
Chief Executive Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

   Re: Criteo S.A.
     Form 10-K for the Fiscal Year Ended December 31, 2020
     Filed February 26, 2021
     Form 10-Q for the Quarterly Period Ended September 30, 2021
     Filed November 3, 2021
     Item 2.02 Form 8-K filed November 3, 2021
     Response Dated October 20, 2021
     File No. 001-36153

Dear Ms. Clarken:

   We have reviewed your October 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Excluding Traffic Acquisition Costs, page 67

1. Your example of the proposed reconciliation of Contribution ex-TAC to gross profit provided in your response presents the non-GAAP measure more prominently than the comparable GAAP measure. Please revise the reconciliation to begin with the GAAP

gross profit for equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Notes to the Consolidated Financial Statements
Operating Segments, page F-18

2.   You state that your operations constitute one operating and reportable segment. However, we note that you discuss revenue, traffic acquisition costs, and revenue ex-TAC measures by region and solution in the Form 10-K and Forms 10-Q. We also note that you state "Revenue ex-TAC, Revenue ex-TAC by Region, Revenue ex-TAC by Solution, and Revenue ex-TAC margin are key measures used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital" in the Item 2.02 Form 8-K for the quarter ended September 30, 2021. We further note that you present a managing director for each region in your website. As such, please address the following:

- Provide us with details about your management structure and how your company is organized;
- Describe the role of your CODM and each of the individuals reporting to the CODM;
- Describe the role of each of your regional managing directors;
- Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business;
- Tell us how often the CODM meets with her direct reports, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
- Describe the basis for determining the compensation for each individual that reports to the CODM.

3.   Additionally, describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also, describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Revenue, Traffic Acquisition Costs and Revenue ex-TAC by Region, page 46

4.   We note your presentation of Revenue ex-TAC by solution as a non-GAAP financial measure. As this non-GAAP performance measure appears to be more akin to GAAP gross profit by solution, please revise your disclosure to:

- Revise the title to reflect its nature;
- Reconcile this non-GAAP measure to GAAP gross profit by solution, its most directly comparable GAAP financial measure, and present GAAP gross profit with equal or greater prominence wherever Revenue ex-TAC by solution is disclosed; and
- Expand your disclosure on pages 31 and 47 to explain how management uses this measure and why you believe it provides useful information to investors regarding your liquidity or performance.

We refer you to Item 10(e)(1)(i) of Regulation S-K, footnote 27 of SEC Final Rule Release No. 33-8176, and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K for the fiscal quarter ended September 30, 2021.

 You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services